VENABLE LLP

575 7TH STREET, NW

WASHINGTON, DC 20004

(202) 344-4000

March 17, 2005

By Way of EDGAR

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	CERBCO, Inc. (SEC File No. 000-16749) —
Preliminary Proxy Materials Relating to a Special Meeting of Stockholders

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) on behalf of our client, CERBCO, Inc. (“CERBCO”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), please find the following preliminary proxy materials (the “Preliminary Proxy Materials”):

1.	Letter and Notice relating to the special meeting of the stockholders of CERBCO (the “Special Meeting”);

2.	Proxy Statement, including the Annex thereto; and

3.	Forms of proxy cards for CERBCO’s Common Stock and Class B Common Stock to be furnished in connection with the Special Meeting.

CERBCO is seeking to hold the Special Meeting as soon as possible. Therefore, pursuant to Rule 14a-6(d) under the Exchange Act, please be advised that CERBCO intends to release definitive copies of the proxy materials to its stockholders at the earliest practicable date. To that end, to the extent that the staff of the Commission (the “Staff”) elects to review the Preliminary Proxy Materials, we would request that the Staff do so as promptly as possible. In order to facilitate any review process, we would welcome the opportunity to discuss with the Staff any questions or comments that might arise in the course of its review and to provide any additional information or other materials that the Staff may request.

Please direct questions relating to this filing to the undersigned at (202) 344-8027 or, in my absence, to my colleague, Melissa Warren, at (410) 244-7695.

United States Securities and Exchange Commission

March 17, 2005

Sincerely,

/s/ Jeannette C. Koonce

Jeannette C. Koonce

JCM/sm

Attachments

cc:	George Wm. Erikson, Esquire
Mr. Robert W. Erikson
Mr. Robert F. Hartman
Melissa A. Warren, Esquire